SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017.

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to _________

Commission file number 1-10890

HORACE MANN 401(k) PLAN
(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715
Registrant's telephone number, including area code:
(217) 789 - 2500
(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited financial statements and supplemental schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal year ended December 31, 2017 and 2016, and for the year ended December 31, 2017, and are presented on pages 2 through 13.

Horace Mann Service Corporation

Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Financial Statements and Supplemental Schedule

As of December 31, 2017 and 2016, and for the year ended December 31, 2017 with Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Financial Statements and Supplemental Schedule
Years ended December 31, 2017 and 2016

Table of Contents

Report of Independent Registered Public Accounting Firm.........................................................................1
Financial Statements:

Supplemental Schedule:

KPMG LLP
Aon Center Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm
Plan Participants, Horace Mann Service Corporation Pension Committee and the Board of Directors Horace Mann Educators Corporation:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Horace Mann 401(k) Plan (f/k/a Horace Mann Supplemental Retirement and Savings Plan) (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
KPMG LLP
We have served as the Plan’s auditor since 2005.
Chicago, Illinois
June 29, 2018

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value	$176,936,739	$96,988,785
Investments at contract value	-	76,514,618
Total investments	176,936,739	173,503,403
Notes receivable from participants	3,373,486	3,589,971
Accrued interest	60,211	283,320
Total assets	180,370,436	177,376,694

Liabilities:
Accrued administrative expenses	265,503	168,695
Accrued liabilities	-	5,348
Total liabilities	265,503	174,043
Net assets available for benefits	$180,104,933	$177,202,651

See accompanying notes to financial statements.

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions:
Investment income:
Net appreciation in fair value of investments	$17,497,475
Interest	1,201,481
Dividends	2,892,894
Other income	140
21,591,990

Interest income on notes receivable from participants	156,186

Contributions:
Employer	7,386,438
Participants	7,823,881
Rollover	575,578
Total contributions	15,785,897
Total additions	37,534,073

Deductions:
Benefits paid to participants	(34,361,926)
Administrative expenses	(269,865)
Total deductions	(34,631,791)
Net increase during year	2,902,282

Net assets available for benefits:
Beginning of year	177,202,651
End of year	$180,104,933

See accompanying notes to financial statements.

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

(1)	General Plan Information

(a)	Description of the Plan
The Horace Mann 401(k) Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC is also the Plan Administrator. HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Participants should refer to the actual Plan document or the employee summary plan description for additional information.
The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Effective January 1, 2017, the name of the Plan was changed to the Horace Mann 401(k) Plan. Previously, the Plan was named the Horace Mann Supplemental Retirement and Savings Plan. In addition, on March 17, 2017, the Plan was amended and the investment options in the Plan were replaced with a new open architecture menu. The new investment options were made available to participants for new contributions on April 17, 2017 and balances in the previously available investment options were mapped to the new investment menu on May 15, 2017. The previous Horace Mann separate account vehicles were unavailable for new contributions after May 11, 2017.
Effective November 1, 2017, the Plan transitioned to a new recordkeeper due to the sale of the previous recordkeeper’s business to the new recordkeeper. The conversion initiated a blackout period beginning October 30, 2017, and continuing through November 10, 2017. During this period, participants were unable to change investment elections, request loans, withdrawals, and distributions to allow the recordkeeper to accurately complete the conversion.

(b)	Contributions and Vesting
The Company provides an employer non-elective (safe harbor) contribution on behalf of all eligible participants. The contribution is equal to 3% of participants’ eligible compensation for the plan year. The Plan may be amended to reduce or suspend the non-elective safe harbor contribution, with at least a 30 day notice of the reduction or suspension to all eligible participants. The Company matches, on a dollar-for-dollar basis, the first 5% of eligible compensation that participants contribute as employee pre-tax contributions, in addition to the automatic 3% safe harbor contribution.
During 2017, all new employees were subject to the Plan’s “auto-enrollment” rate provision which provided for an automatic employee deferral of 5% their eligible compensation. The auto-enrollment rate was 4% in 2016. However, new hires or other participants could elect to decrease or stop their contributions at any time by filing an election with the Plan.
Participants can voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits).

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

The Company may also make employer regular profit sharing contributions to the Plan. The amount of the employer regular profit sharing contributions, if any, is determined by the Company each year and allocated to all participants who satisfy the eligibility and allocation requirements of the Plan. There were no employer regular profit sharing contributions during 2017.

Employee contributions and employer non-elective (safe harbor) contributions are 100% vested immediately. Employer matching contributions and employer regular profit sharing contributions vest in accordance with the following schedule:

Vesting
Years of Vesting Service	Percentage
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Contributions are self-directed by the participant to any or all of the Plan’s investment options. If a participant does not designate an investment option, their contributions default to an appropriate Target Retirement Fund (as listed in the accompanying Supplemental Schedule) based on the participant’s attained age at the time of the deferral.

The total pre‑tax participant contributions were limited to $18,000 in 2017. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $6,000 in 2017.

(c)	Participant Accounts and Benefits
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. Allocations are based on account balances or specific participant transactions as defined. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account.

(d)	Trust Agreement
Except for participant loans, 100% of the Plan’s assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. as of December 31, 2017 and 2016, respectively. The assets of the Plan are participant-directed investments in mutual funds, collective investment trusts, and HMEC Common Stock at December 31, 2017. Due to a change in the investments effective April 2017, Mercer became

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

the interim trustee until a change in a system platform to Transamerica effective November 1, 2017 where the trustee reverted back to Northern Trust.

(e)	Transfers, Withdrawals, and Final Distributions
Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis. An administration fee is deducted from the participant’s withdrawal proceeds.

Participants are eligible for a distribution of the Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company. In the event of financial hardship, as defined in the Plan document, participants may withdraw money from their accounts while they are still employed. Participants who have attained age 59 ½ may request a distribution of all or a portion of the value of the account. Withdrawals by the participant before attaining age 59 ½ are subject to IRS penalties.

(f)	Forfeitures
Participants’ forfeited unvested accounts are used to reduce Company contributions. At December 31, 2017, forfeited unvested accounts available to reduce future Company contributions were $90,949. In 2017, the Company applied $250,803 of forfeitures against Company contributions.

(g)	Notes Receivable From Participants
Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A loan administrative fee is deducted from the participant’s loan proceeds. Interest rates charged on loans ranged from 4.25% to 9.25% in both 2017 and 2016. The loans are secured by the balance in the participant’s account and are carried at amortized cost. Principal and interest is paid ratably through monthly payroll deductions. Participants may also make additional payments throughout the month directly to the record keeper. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

(h)	Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a Plan termination, participants become fully vested in their accounts.

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting. Investments held by a defined contribution plan are required to be reported at fair value except for fully benefit responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the plan. The fixed fund was carried in the Statement of Net Assets Available for Benefits at contract value at December 31, 2016.

(b)	Investment Valuation and Income Recognition
The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held are valued at the accumulated unit value based on the net asset value of the funds, which in turn value their investment securities at fair value, and investments in the fixed fund were carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Short-term investments
Short-term investments are comprised of money market funds. The money market funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price.

(d)	Net Appreciation (Depreciation) of Investments
In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Plan Expenses
The Plan pays administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

Quarterly general administrative fees are charged to participant accounts with balances over $1,000. Individual service fees associated with specific features or services offered under the Plan are charged separately to participant’s accounts.

(f)	Benefits Paid to Participants
Benefits paid to participants are reported when paid.

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

(g)	Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(h)	Risks and Uncertainties
The Plan provides for investments in collective trust funds, mutual funds, and HMEC common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(i)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$180,104,933	$177,202,651
Amounts allocated to deemed distributed loans	(9,904)	(262,946)
Net assets available for benefits per the Form 5500	$180,095,029	$176,939,705

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2017 to Form 5500:

Benefits paid to participants per the financial statements	$34,361,926
Add: amounts allocated to deemed distributed loans at December 31, 2017	9,904
Less: amounts allocated to deemed distributed loans at December 31, 2016	(262,946)
Benefits paid to participants per the Form 5500	$34,108,884

(j)	Subsequent Events
The Plan has evaluated subsequent events through June 29, 2018, the date the financial statements were available to be issued.

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

(3)	Investments

(a)	Common Collective Trust Funds
The Plan’s investments in common collective trust funds units of ownership are based on the Plan’s dollar amount invested as a multiple of the collective trusts net asset value (NAV). Investments are carried at fair value. The fair value of investments is based upon the NAVs of the underlying securities and allocated on a pro rata basis based on units in the collective trust. Management’s estimate of the fair value of these investments is based on estimates provided by the Trustee. The investments of the underlying collective trust funds, which were valued at fair value, included stable value investment contracts, fixed income instruments, money market instruments, common stock, and depositary receipts. There are no restrictions on redemptions.

(b)	Mutual Funds
The Plan’s investments in mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds of the Plan are deemed to be actively traded. There are no restrictions on redemptions.

(c)	Group Annuity Contract (Fixed Account and 401(k) Separate Account)
The HMLIC group annuity contract (fixed account and 401(k) separate account) investment options were removed on May 15, 2017, and replaced with a selection of external investment options, including common collective trust funds and mutual funds.

Fixed Account

The Fixed Account was a traditional fully benefit-responsive guaranteed investment contract. HMLIC maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan. The actual credited interest rate on the group annuity contract was 4.50% for the year ended December 31, 2016. The minimum guaranteed annual interest rate per the group annuity contract was 4.50%. The actual credited interest rate could have been reset by HMLIC with 30 days advance notice.

This contract met the fully benefit-responsive investment contract criteria and therefore was reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by HMLIC, represented contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

401(k) Separate Account

The investments of the underlying mutual funds held by 401(k) Separate Account, which were valued at NAV, included primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in mutual funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily NAV and to transact at that price. Redemptions initiated by Plan participants could be made on any business day and processed on the same business day. Pursuant to ASU No. 2015-10 “Technical Corrections and Improvements” the 401(k) Separate Account has a structure similar to a mutual fund, the fair value is readily determinable, is valued using the published fair value per share amounts and was assigned to Level 1 of the fair value hierarchy.

(d)	HMEC Common Stock
The Plan’s HMEC Common Stock at December 31, 2017 and 2016 consisted of 102,168 units and 105,833 units, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN.

(4)	Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2
Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Transfers into or out of Level 3 are reported as having

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

occurred at the end of the reporting period in which the transfers were determined. There were no transfers into or out of Level 3 in either 2017 or 2016, respectively.

Common stocks are valued as Level 1 assets and are valued at the last reported sales price or closing price by the national securities exchange on which it trades.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016:

	Investments at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total

HMEC Common Stock	$4,505,605	$—	$—	$4,505,605

Collective investment trust funds	—	52,627,852	—	52,627,852

Mutual funds	119,620,572	—	—	119,620,572

COLTV Short Term Investment Fund	182,710	—	—	182,710

Total investments, at fair value	$124,308,887	$52,627,852	$—	$176,936,739

	Investments at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total

HMEC Common Stock	$4,529,657	$—	$—	$4,529,657

Mutual funds	92,309,124	—	—	92,309,124

COLTV Short Term Investment Fund	150,004	—	—	150,004

Total investments, at fair value	$96,988,785	$—	$—	$96,988,785

Horace Mann Service Corporation
Horace Mann 401(k) Plan
(formerly known as the Horace Mann Supplemental Retirement and Savings Plan)

Notes to Financial Statements

December 31, 2017 and 2016

(5)	Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Administrator believes the Plan is no longer subject to income tax examination for years prior to 2014.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions
Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent in 2017 and 2016, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC during 2016.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

HMEC paid $268,695 of consulting and implementation fees related to changing the separate account investment funds to an open architecture menu in 2017. Expenses paid by HMEC are excluded from these financial statements.

Supplemental Schedule

Horace Mann Service Corporation
Horace Mann 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

EIN: 37-0972590
Plan: 004

Number of Shares or Units	Description of Asset	Current Value
	Collective investment trust funds:
37,994,238	Goldman Sachs Stable Value Fund Collective Trust II	$37,994,238
10,730	Prudential Core Plus Bond Fund Class 5	1,732,750
924,793	Wellington SMID Research Equity Trust	12,900,864
	Total collective investment trust funds	52,627,852
	Mutual funds:
67,994	iShares S & P 500 Index Fund K	21,647,954
1,009,022	JP Morgan US Equity R6	16,477,332
1,157,222	State Street Target Retirement 2025 Fund K	13,597,362
835,231	State Street Target Retirement 2030 Fund K	10,022,773
876,839	State Street Target Retirement 2020 Fund K	9,943,355
789,361	State Street Target Retirement 2035 Fund K	9,638,093
537,261	iShares Russell Small\Mid Cap Index K	6,629,800
490,008	State Street Target Retirement 2045 Fund K	6,022,197
398,355	State Street Target Retirement 2040 Fund K	4,887,811
391,649	iShares U.S. Aggregate Bond Index K	3,967,407
166,050	Transamerica International Equity Class R6	3,274,509
248,988	State Street Target Retirement 2050 Fund K	3,047,611
309,866	iShares MSCI Total International Index K	3,042,888
224,025	State Street Target Retirement 2015 Fund K	2,430,675
191,314	State Street Target Retirement Income Fund K	2,048,970
159,847	State Street Target Retirement 2055 Fund K	1,954,923
41,473	State Street Target Retirement 2060 Fund K	493,947
56,339	Pimco Inflation Responsive Multi Asset Fund Institutional	492,965
	Total mutual funds	119,620,572
182,710	COLTV Short Term Investment Fund	182,710
102,168	Horace Mann Educators Corporation Common Stock*	4,505,605
	Total investments	$176,936,739

	Participants Loans (294 loans, interest rates ranging from 4.25% to 9.25%, maturing January 16, 2018 to October 31, 2032)	3,373,486
*Represents a party-in-interest.
All investments are participant-directed; therefore, historical cost information is not required.
See accompanying report of independent registered accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann 401(k) Plan has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2018		HORACE MANN 401(k) PLAN

	By:	/s/ Kimberly A. Johnson
Name: Kimberly A. Johnson
Title:Vice President and Controller
(Principal Accounting Officer)

Consent of Independent Registered Public Accounting Firm
Horace Mann Service Corporation Pension Committee and
The Board of Directors Horace Mann Educators Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-98917) on Form S-8 of Horace Mann Educators Corporation of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of the Horace Mann 401(k) Plan (f/k/a Horace Mann Supplemental Retirement and Savings Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Horace Mann 401(k) Plan.
/s/ KPMG LLP
KPMG LLP
Chicago, Illinois
June 29, 2018